                                                              Page 1 of 13 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Mac-Gray Corporation
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   554153-10-6
                           --------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)



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                                                              Page 2 of 13 Pages

                                   SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Daniel W. MacDonald
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

                               455,933
       NUMBER OF           ----------------------------------------------------
        SHARES             6   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,100,000
         EACH              ----------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
        PERSON
         WITH                  455,933
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               1,666,667
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,122,600
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     16.8% Based upon 12,637,639 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2000.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                             Page 3 of 13 Pages
                                      SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

                               566,667
       NUMBER OF           -----------------------------------------------------
        SHARES             6   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH              -----------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
        PERSON
         WITH                  566,667
                           -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     566,667
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.5% Based upon 12,637,639 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2000.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO     (Trust)
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 13 Pages
                                    SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     The Daniel W. MacDonald Trust 1988
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

                               1,100,000
       NUMBER OF           -----------------------------------------------------
        SHARES             6   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH              -----------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
        PERSON
         WITH                  1,100,000
                           -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,100,000
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.7% Based upon 12,637,639 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2000.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO   (Trust)
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 5 of 13 Pages

                            STATEMENT ON SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:

                  Mac-Gray Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  22 Water Street
                  Cambridge, MA 02141

Item 2(a).        NAMES OF PERSONS FILING:

                  1.       Daniel W. MacDonald

                  2. The Evelyn C. MacDonald Family Trust for the benefit of Daniel W.MacDonald

                  3.       The Daniel W. MacDonald Trust 1988

                  The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.
                  ---------

Item 2(b).        BUSINESS MAILING ADDRESS FOR ALL REPORTING PERSONS:

                  c/o Mac-Gray Corporation
                  22 Water Street
                  Cambridge, MA 02141

Item 2(c).        CITIZENSHIP:

                  Each reporting person who is an individual has United States citizenship. Each reporting person that is a trust is incorporated within the Commonwealth of Massachusetts.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP NUMBER:                      554153-10-6


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                                                             Page 6 of 13 Pages

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

Item 4.           OWNERSHIP:

                  A total of 12,637,639 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") were reported in the Company's quarterly report on Form 10-Q (File Number 001-13495) filed on November 14, 2000 as issued and outstanding as of the close of business on November 13, 2000. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power,
         (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in EXHIBIT A attached hereto. The percentage
                                      ---------
         of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

                  BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of June 26, 1997 (the "Stockholders' Agreement"). The Stockholders' Agreement is filed as
         Exhibit 10.2 to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreement (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of 6,359,700 shares amounting to 50.3% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.
         ---------

                  The parties to the Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W.

                                                              Page 7 of 13 Pages

         MacDonald(1), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Trust 1988(2), the New Century Trust, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The Stockholders' Agreement gives the parties thereto (who in aggregate hold 6,359,700 shares amounting to 50.3% of the issued and outstanding Common Stock) rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

         FOOTNOTES TO ITEM 4:

                  (1) The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald (the "DWM Trust") are R. Robert Woodburn, Jr., Peter
                               C. Bennett (collectively, the "Independent
                               Trustees") and Daniel W. MacDonald, who is also the sole beneficiary of the DWM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the DWM Trust. Each of the Independent Trustees and Daniel W. MacDonald share power to dispose of the shares held by the DWM Trust.

                  (2) The trustees of The Daniel W. MacDonald Trust 1988 (the "DWM 1988 Trust") are Daniel W. MacDonald, its sole beneficiary, and Sandra E. MacDonald, each of whom shares voting and dispository power over the shares held by the DWM 1988 Trust.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                              Page 8 of 13 Pages

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:


                  Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10.          CERTIFICATION:

                  Not Applicable

                                                              Page 9 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001


                                /s/ Daniel W. MacDonald
                                --------------------------------------
                                Daniel W. MacDonald, individually and as Trustee of the Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald and as Trustee of the Daniel
                                W. MacDonald Trust 1988



                                The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

                         By:   /s/ Daniel W. MacDonald
                               ----------------------------------------
                               Daniel W. MacDonald, Trustee



                               The Daniel W. MacDonald Trust 1988

                         By:   /s/ Daniel W. MacDonald
                               ----------------------------------------
                               Daniel W. MacDonald, Trustee

                                                             Page 10 of 13 Pages
EXHIBIT A

NAME:  Daniel W. MacDonald


------------------------------------------------------------------------------------------------------------------------
                   COMMON                                       FORM OF BENEFICIAL OWNERSHIP                  BENEFICIAL
                    STOCK                                                                                     OWNERSHIP
                                                                                                              DISCLAIMED
------------------------------------------------------------------------------------------------------------------------
 Sole Voting            455,933  Direct                                                                            NO
    Power
------------------------------------------------------------------------------------------------------------------------
  Total Sole            455,933
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
    Shared            1,100,000  By the Daniel W. MacDonald Trust 1988 as co-trustee and beneficiary               NO
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
    Total             1,100,000
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
     Sole               455,933                                                                                    NO
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
  Total Sole            455,933
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
    Shared              566,667  By the Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald
   Dispositive                   as co-trustee and beneficiary                                                     NO
      Power           1,100,000  By the Daniel W. MacDonald Trust 1988 as co-trustee and beneficiary               NO
------------------------------------------------------------------------------------------------------------------------
    Total
    Shared            1,666,667
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
                                                Aggregated Beneficial Ownership:                                2,122,600
------------------------------------------------------------------------------------------------------------------------


                                                             Page 11 of 13 Pages

NAME:  The Evelyn C. MacDonald Family Trust for the benefit of Daniel W.
       MacDonald


------------------------------------------------------------------------------------------------------------------------
                   COMMON                                       FORM OF BENEFICIAL OWNERSHIP                  BENEFICIAL
                    STOCK                                                                                     OWNERSHIP
                                                                                                              DISCLAIMED
------------------------------------------------------------------------------------------------------------------------
 Sole Voting           566,667  Direct                                                                            NO
    Power
------------------------------------------------------------------------------------------------------------------------
  Total Sole           566,667
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
     Sole              566,667  Direct                                                                            NO
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
  Total Sole           566,667
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
    Shared
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
                                                Aggregated Beneficial Ownership:                                566,667
------------------------------------------------------------------------------------------------------------------------


                                                            Page 12 of 13 Pages


NAME:  Daniel W. MacDonald Trust 1988


------------------------------------------------------------------------------------------------------------------------
                   COMMON                                       FORM OF BENEFICIAL OWNERSHIP                  BENEFICIAL
                    STOCK                                                                                     OWNERSHIP
                                                                                                              DISCLAIMED
------------------------------------------------------------------------------------------------------------------------
 Sole Voting         1,100,000  Direct                                                                              NO
    Power
------------------------------------------------------------------------------------------------------------------------
  Total Sole         1,100,000
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------
     Sole            1,100,000  Direct                                                                              NO
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
  Total Sole         1,100,000
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
    Shared
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
 Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------
                                                Aggregated Beneficial Ownership:                                 1,100,000
------------------------------------------------------------------------------------------------------------------------


                                                             Page 13 of 13 Pages
EXHIBIT B

                               JOINT FILING AGREEMENT

         This will confirm the agreement by Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, and The Daniel W. MacDonald Trust 1988 (collectively, the "Reporting Persons") in connection with that certain Schedule 13G to be filed on or about February 14, 2001, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

         (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

         (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14 , 2001
                                 /s/ Daniel W. MacDonald
                                 ----------------------------------------
                                 Daniel W. MacDonald, individually and as
                                 Trustee of the Evelyn C. MacDonald Family
                                 Trust f/b/o Daniel W. MacDonald and as
                                 Trustee of the Daniel W. MacDonald Trust 1988

                                 The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

                            By:  /s/ Daniel W. MacDonald
                                 ----------------------------------------
                                 Daniel W. MacDonald, Trustee

                                 The Daniel W. MacDonald Trust 1988

                            By:  /s/ Daniel W. MacDonald
                                 ---------------------------------------
                                 Daniel W. MacDonald, Trustee